HUNTON & WILLIAMS LLP
FOUNTAIN PLACE
1445 ROSS AVENUE
SUITE 3700
DALLAS, TEXAS 75202-2799

TEL 214 • 979 • 3000
FAX 214 • 880 • 0011

PETER G. WEINSTOCK
DIRECT DIAL: 214-468-3395
EMAIL: pweinstock@hunton.com

February 11, 2009	PAM GATES O’QUINN
DIRECT DIAL: 214-468-3366
EMAIL: poquinn@hunton.com
Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549-4561
Re:	United Business Holdings, Inc. Registration Statement on Form S-1 Filed October 9, 2008 Amendment No. 1 Filed December 15, 2008 Amendment No. 2 Filed January 28, 2009 File No. 333-153924
Dear Mr. Webb:
     On behalf of our client, United Business Holdings, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the Amendment No. 3 to Form S-1. The Form S-1 was originally filed with the Commission on October 9, 2008, the Amendment No. 1 to Form S-1 was filed with the Commission on December 15, 2008, and the Amendment No. 2 to Form S-1 was filed with the Commission on January 28, 2009.
     The referenced prospectus incorporates information in response to the comment letter, dated February 10, 2009, from the staff of the Commission. Those comments are reproduced below in bold and italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.
Philosophy and Strategy
1.	We note your response to our former comment 10 but we can not find the parallel disclosure in your prospectus; therefore, we reissue our former comment.

Mr. Mark Webb
February 11, 2009

     We believe that the prospectus addresses how the California Bank intends to be successful in general in the sections of the prospectus entitled “Philosophy and Strategy” and “Business Strategy.” We have also revised the prospectus to indicate that the California Bank believes that these strategies will distinguish the California Bank in this current difficult economic environment. Please see pages 8, 28, and 30 of the revised prospectus.
Risk Factors
The California Bank must satisfy certain conditions following approval of its regulatory applications before opening for business, page
2.	As previously requested, the heading of this risk factor should state the risk to investors.

This change has been made. Please see page 10 of the revised prospectus.
Management, general
3.	Please revise this section in its entirely to include only individuals who will be involved in the management of the Company and/or the Bank. Please feel free to include the information regarding founders and organizers in a separate section. For clarity, please consider first discussing the management of the Company and then separately discussing the management of the Bank.

This change has been made. Please see pages 34-58 of the revised prospectus.

4.	We note in response to our former comment 16, you disclosed Mr. Hassey’s and Mr. Adkins’s positions in the summary but did not provide this disclosure in the management section; please make the conforming changes to this section.

This change has been made. Please see page 36-38 of the revised prospectus.

5.	We note in response to our former comment 17, you have changed some of the narrative descriptions of directors and officers to include their past 5 years of business experience; however, you have included phrases such as “[this officer] has served as Senior Vice President...” without clarifying when and for how long or elsewhere “[this Director] has been actively involved in Physical Therapy and Rehabilitation Centers...and a fashion company” without discussing her capacity in such roles or time frame. Please revisit these narratives to include the last five years of relevant business experience for each officer and director.

This change has been made. Please see pages 34-58 of the revised prospectus.

Mr. Mark Webb
February 11, 2009

Legality Opinion, Exhibit 5.1
6.	Please file your next opinion as an exhibit.

We have filed the opinion as an exhibit.

7.	Please include an enforceability opinion regarding the warrants that states they are binding obligations of the Company.

This change has been made. Please see the revised legal opinion.

8.	As previously requested, please remove paragraph (ii) from opinion C.

This change has been made. Please see the revised legal opinion.

9.	Please revise paragraphs C and D to refer to the stock being sold as described in the Registration Statement rather than an assumption about the receipt of consideration in excess of the par value.

This change has been made. Please see the revised legal opinion.
     We trust that the responses to the Commission’s comments included in this letter and incorporated as necessary into the prospectus adequately address the issues raised by the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.
Yours very truly,
/s/ Peter G. Weinstock
/s/ Pam Gates O’Quinn
Enclosures
cc:	Mr. Bob Adkins (w/encls) (via email) Mr. Thomas Hassey (w/encls) (via email) Mr. Ed Brand (w/encls) (via email)